Snapwire

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1- Checking-7760	236,109.10
2-Extra Checking-6690	4,184.83
3-Paypal	0.00
4-Processor	0.00
Total Bank Accounts	**$240,293.93**
Accounts Receivable	
Accounts Receivable	425,557.92
Total Accounts Receivable	**$425,557.92**
Other Current Assets	
Marketing Credit	0.00
Prepaid Lease	0.00
Prepaid Utilities	0.00
Uncategorized Asset	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$665,851.85**
Fixed Assets	
Accumulated Depreciation	-1,613.00
Total Fixed Assets	**$ -1,613.00**
Other Assets	
Computers Purchase	3,489.94
Total Other Assets	**$3,489.94**
TOTAL ASSETS	**$667,728.79**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	41,378.57
Total Accounts Payable	**$41,378.57**
Credit Cards	
Amex Business-1002	296.03
Chase CC-9686	1,495.58
Total Credit Cards	**$1,791.61**
Other Current Liabilities	
Accrued Liability	1,470.00
Deferred Revenue	0.00
Loan from Shareholder	0.00
Payroll Clearing	0.01
Payroll Liabilities	-0.01
Total Other Current Liabilities	**$1,470.00**

	TOTAL
Total Current Liabilities	**$44,640.18**
Long-Term Liabilities	
Notes Payable	761,980.00
Total Long-Term Liabilities	**$761,980.00**
Total Liabilities	**$806,620.18**
Equity	
Additional paid-in capital	24,653.00
Capital Stock	3,158,267.62
Crowdfunding Investement	199,286.42
Retained Earnings	-3,460,194.10
Treasury Stock	0.00
Net Income	-60,904.33
Total Equity	**$ -138,891.39**
TOTAL LIABILITIES AND EQUITY	**$667,728.79**